SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.

(incorporated in Bermuda with limited liability)

31 July 2002

BY AIRMAIL

02 AUG -8 AM 10: 29

Securities and Exchange Commission
Office of International Corporate Fina
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049139

SUPPL

Dear Sirs

Roly International Holdings Ltd.
- Notice Of Changes In Substantial Shareholder's Interests dated 25 July 2002
- Notice Of Changes In Substantial Shareholder's Interests dated 26 July 2002
- Announcement issued by Linmark Group Limited relating to Final Results for the Year Ended 30 April 2002
- Full Year Financial Statement And Dividend Announcement
- New Release - SGX-Listed Roly International Reports 368.8% Jump In Net Profit To US$4.7 Million, Declares Special Dividend
- Notice Of Changes In Substantial Shareholder's Interests dated 30 July 2002

Please be advised that the attached announcements regarding the above matter were submitted to the Singapore Exchange Securities Trading Limited on 25, 26 and 30 July 2002 respectively.

Should you have any queries regarding the above matters, please do not hesitate to contact the undersigned at Tel: (852) 2941 8888 or Fax: (852) 2739 8010.

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

Brenda Cheung
Company Secretary

Encl.

MASNET No. 78 OF 25.07.2002
Announcement No: 78

02 AUG -8 AM 10:29

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	25/07/2002
Date of change of interest:	24/07/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.25
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.3269
No. of shares held before the transaction:	27,017,000
% of issued share capital:	6.82
No. of shares held after the transaction:	28,017,000
% of issued share capital:	7.07

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	27,017,000
% of issued share capital:	0	6.82
No. of shares held after the transaction:	0	28,017,000
% of issued share capital:	0	7.07
Total shares:	0	28,017,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 25/07/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	26/07/2002
Date of change of interest:	25/07/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,000,000
% of issued share capital:	0.25
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.3264
No. of shares held before the transaction:	28,017,000
% of issued share capital:	7.07
No. of shares held after the transaction:	29,017,000
% of issued share capital:	7.32

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	28,017,000
% of issued share capital:	0	7.07
No. of shares held after the transaction:	0	29,017,000
% of issued share capital:	0	7.32
Total shares:	0	29,017,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 26/07/2002 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Announcement issued by Linmark Group Limited relating to Final Results for the Year Ended 30 April 2002

We attach an announcement issued by Linmark Group Limited ("Linmark") on 29 July 2002 in Hong Kong relating to the final results for the year ended 30 April 2002 of Linmark.

Linmark is a 72.29%-subsidiary of Roly International Holdings Ltd. ("Roly") with its shares listed on the Main Board of The Stock Exchange of Hong Kong Limited.

It is intended that the final results for the year ended 30 April 2002 of Roly will be released later today.

Linmark 2002 results.pd

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 30/07/2002 to the SGX

LINMARK

LINMARK GROUP LIMITED

林麥集團有限公司*

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF FINAL RESULTS FOR THE YEAR ENDED 30 APRIL 2002

FINANCIAL HIGHLIGHTS

- Turnover decreased by 8.8% to approximately US$29.6 million
- Pre-tax profit margins fell but showed a respectable 29.0%
- Net profit and basic earnings per share decreased by 35.2% to approximately US$8.3 million and 1.67 US cents respectively
- Gearing ratio in terms of interest bearing borrowings to shareholder's fund was at 0.5% only
- Final dividend per share is proposed at 3.0 HK cents

AUDITED RESULTS

The board of directors ("Directors") of Linmark Group Limited ("Company") is pleased to announce that the audited consolidated results of the Company and its subsidiaries ("Group") for the year ended 30 April 2002 with comparative figures for the previous corresponding year are as follows:

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Income Statements

	Notes	2002 *US$'000*	2001 *US$'000*
Turnover	2	29,648	32,491
Cost of sales		(473)	(1,352)
Gross profit		29,175	31,139
Other operating income		1,214	1,349
Administrative expenses		(21,821)	(20,042)
Profit from operations		8,568	12,446
Interest on obligations under a finance lease		(2)	—
Gain on dissolution/disposal of a subsidiary		37	911
Profit before taxation		8,603	13,357
Taxation	3	(261)	(490)
Profit for the year		8,342	12,867
Dividends			
— Interim and special dividends, paid		10,800	8,000
— Final dividend, proposed		2,490	—
		13,290	8,000
Earnings per share *(US cents)*			
Basic	4	1.67	2.58

Consolidated Balance Sheets

	Notes	30 April 2002 *US$'000*	30 April 2001 *US$'000*
NON-CURRENT ASSETS			
Machinery and equipment		1,358	891
Other asset		119	119
Deferred expenditure		3,014	—
		4,491	1,010
CURRENT ASSETS			
Trade receivables	5	4,758	8,124
Prepayments, deposits and other receivables		2,187	1,641
Amount due from the immediate holding company		—	1,957
Amounts due from fellow subsidiaries		—	3,523
Bank balances and cash		2,122	1,319
		9,067	16,564
CURRENT LIABILITIES			
Trade payables	6	100	460
Accruals and other payables		1,484	2,111
Amount due to a fellow subsidiary		—	182
Obligations under a finance lease — due within one year		22	—
Tax payable		873	1,067
		2,479	3,820
NET CURRENT ASSETS		6,588	12,744
TOTAL ASSETS LESS CURRENT LIABILITIES		11,079	13,754
NON-CURRENT LIABILITIES			
Obligations under a finance lease — due after one year		28	—
Provision for employee retirement benefits		1,035	924
Deferred taxation		30	32
		1,093	956
		9,986	12,798
CAPITAL AND RESERVES			
Share capital		40	—
Reserves		9,946	12,798
		9,986	12,798

Notes:

1. **Group reorganisation, operations and basis of presentation**

The Company was incorporated in Bermuda on 25 January 2002 as an exempted company with limited liability under the Companies Act 1981 of Bermuda. The Company is an investment holding company. Its subsidiaries are principally engaged in the sourcing business and the business of provision of supply chain management solutions.

Pursuant to a group reorganisation ("Reorganisation") to rationalise the structure of the Group in preparation for the listing of the Company's shares on the Main Board of The Stock Exchange of Hong Kong Limited ("Stock Exchange"), the Company became the holding company of the companies comprising the Group on 22 April 2002. The Group resulting from the Reorganisation is regarded as a restructure of enterprises under common control. Accordingly, the financial statements of the Group have been prepared as if the Company had always been the holding company of the Group from the beginning of the earliest period presented in a manner similar to the pooling of interests method.

The shares of the Company have been listed on the Stock Exchange since 10 May 2002.

2. **Segmental information**

By principal activity

For management purposes, the Group is currently organised into two operating activities — sales of garment and services rendered. These divisions are the basis on which the Group reports its primary segmental information.

Principal activities are as follows:

Services rendered — commission income derived from the procurement agency business

Sales of garment — trading of garment

Segmental information about these businesses is presented below:

Year ended 30 April 2002	Sales of garment *US$'000*	Services rendered *US$'000*	Elimination *US$'000*	Total *US$'000*
REVENUE				
External revenue	513	29,135	—	29,648
CONTRIBUTION TO PROFIT FROM OPERATIONS	41	8,527	—	8,568
Finance costs				(2)
Gain on dissolution of a subsidiary				37
Profit before taxation				8,603
Taxation				(261)
Profit for the year				8,342

Year ended 30 April 2001	Sales of garment *US$'000*	Services rendered *US$'000*	Elimination *US$'000*	Total *US$'000*
REVENUE				
External revenue	1,625	30,866	—	32,491
CONTRIBUTION TO PROFIT FROM OPERATIONS	273	12,173	—	12,446
Gain on disposal of a subsidiary				911
Profit before taxation				13,357
Taxation				(490)
Profit for the year				12,867

By geographical markets

The following table provides an analysis of the Group's sales by geographical markets, in respect of the customer base:

	Turnover 2002 *US$'000*	2001 *US$'000*
Geographical markets		
Canada	11,089	14,073
United States	8,378	8,608
Europe	2,089	2,603
Hong Kong	2,511	1,848
Others	5,581	5,359
	29,648	32,491

3. **Taxation**

The charge comprises:

	2002 *US$'000*	2001 *US$'000*
Hong Kong Profits Tax		
— current year	—	122
Income tax in other jurisdictions		
— current year	287	679
— overprovision in prior year	(24)	(330)
Deferred taxation	(2)	19
	261	490

Hong Kong Profits Tax is calculated at 16% of the estimated assessable profits for the year.

Taxation arising in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

4. **Earnings per share**

The calculation of the basic earnings per share is based on the profit attributable to shareholders of approximately US$8,342,000 (2001: US$12,867,000) and on the 499,200,000 shares in issue and issuable comprising 2,000,000 shares in issue as at 30 April 2002 and 497,200,000 shares to be issued pursuant to the capitalisation issue as more fully described in the prospectus of the Company dated 30 April 2002.

5. **Trade receivables**

The credit terms granted to customers range from 60 to 90 days. The aged analysis of trade receivables is as follows:

	2002 *US$'000*	2001 *US$'000*
0 – 30 days	2,873	3,092
31 – 60 days	1,356	3,255
61 – 90 days	319	1,333
Over 90 days	1,025	1,461
	5,573	9,141
Less: Allowance for doubtful debts	(815)	(1,017)
	4,758	8,124

6. **Trade payables**

The aged analysis of trade payables is as follows:

	2002 *US$'000*	2001 *US$'000*
0 – 30 days	—	258
31 – 60 days	—	145
61 – 90 days	—	20
Over 90 days	100	37
	100	460

MANAGEMENT DISCUSSION AND ANALYSIS

Business Review

The financial year ended 30 April 2002 was a challenging yet rewarding year for the Group. Globally, many economic uncertainties remained, which inevitably hindered growth in many parts of the world. This has been reflected in the sluggish demand in the U.S. and in other major markets.

For the year under review, the Group recorded a turnover of approximately US$29,648,000 (HK$231,254,000). Profit from operations was approximately US$8,568,000 (HK$66,830,000) whilst net profit was approximately US$8,342,000 (HK$65,068,000). Basic earnings per share stood at 1.67 US cents (13.03 HK cents).

For the year, the Group reported shipment volumes of approximately US$489,378,000, 1.9% higher than that of last year. The modest increase in shipment volume was attributable to weakened orders from the North American markets and voluntary price cuts by garment factories. Turnover, comprised commission income and sales of garment sourced by the Group, was recorded at approximately US$29,648,000, 8.8% lower than the previous year. The commission income for the year dropped by 5.6%, despite a slight increase in shipment volume, from approximately US$30,866,000 to approximately US$29,135,000. This was partly attributable to the lower than usual commission fee received from a new customer, Warnaco Inc. ("Warnaco"), during the ramp-up transitional period between February and April 2002 due to the fact that part of the sourcing work had already been done by Warnaco itself. Apart from this, turnover was also negatively affected by a major reduction in sales of garment by approximately US$1,112,000 from approximately US$1,625,000 to approximately US$513,000.

To a certain extent, the 11 September attack of last year exacerbated the conditions prevailing in the North American markets as customers started to defer orders. However, such impact was only short-lived as inventories were run down. The U.S. government's concerted steps to slash interest rates also helped to restore confidence. As a result, orders began to pick up towards the end of the financial year.

With the introduction of new customers, the Group was able to reduce its reliance on the Canadian market from 43.3% to 37.4%. The management believes that with the Group's aggressive strategy of diversification through the addition of new customers, the reliance on the Canadian market will be further reduced in the future.

Against this backdrop, the Group has continued to make significant progress and has initiated a number of strategic moves to generate value. To enhance margins and develop more revenue sources for the Group, we introduced a number of new services including social compliance monitoring, market intelligence and product development, and packaging and trim services to add value to our existing supply chain services. In addition, the Group's quality assurance and social compliance divisions have undergone significant expansion. These services, available also on a modular basis, are designed to carve out a greater market niche, helping us to maintain a leading industry position.

Notwithstanding the prevailing conditions, the Group was successful with several important initiatives. In February 2002, the Group started to source goods for Warnaco, a leading apparel company for brands including Calvin Klein® Jeans, Calvin Klein® Kids, Chaps by Ralph Lauren® and Speedo® pursuant to a three-year exclusive sourcing agreement with the Group. And, in October 2001, the Group was appointed sourcing agent of Virginware, a prominent underwear and night wear brand in the U.K.. These strategic gains have not only added to the Group's credibility, but also served as an important catalyst in driving new business. Contributions from Warnaco for the financial year was only partial. As Warnaco is already meeting the aggressive shipment plan and therefore, we look forward to realizing the full contribution from this new client in the coming year.

Our progress for the year was also marked by our successful diversification into the PRC market as we began sourcing footwear for a major distributor of consumer products, Midway Enterprises (Guang Zhou) Ltd., a sister company of the Group.

To bring our customers the highest levels of convenience and ease, we commenced the development of the LOGON system, a web-based Critical Path Management (CPM) system, in February 2001. The LOGON system links up

the Group, its customers and its vendors, permits a more integrated network by automating the order tracking processes, ensuring timely response to customer requirements. Initial implementation of the system was completed on schedule in June 2002 and further development and integration have already begun.

Financial Review

Liquidity and Financial Resources

As at 30 April 2002, the Group's cash on hand amounted to approximately US$2,122,000 (2001: US$1,319,000). As at year end, banking facilities amounting to approximately US$1,026,000 (HK$8,000,000) were available. The Group has continued to operate under a debt-free model with no outstanding net debt as at year end except a hire purchase loan for a motor vehicle at a net book value of approximately US$60,000. Current ratio was maintained at a strong level of 3.7. Net asset value as at year end date was approximately US$9,986,000. As at 30 April 2002, none of the Group's assets were subject to any charge.

Gearing ratio in terms of interest bearing borrowings to shareholder's fund was at 0.5%.

Capital Structure

The Group's capital solely comprised shareholder's equity.

Risk of Currency Fluctuation

Majority of the Group's transactions were mainly denominated in US dollars and Hong Kong dollars. Since Hong Kong dollar is pegged to US dollar, we consider the exchange risk is not significant.

Employees

As at 30 April 2002, the Group had 639 employees. The total staff costs for the financial year amounted to US$12,771,000 (2001: US$11,199,000).

Under the Group's remuneration policy, staff are rewarded in line with market rate and in compliance with statutory requirements of all jurisdictions where it operates. The Group has established a performance-based share option scheme to retain and motivate staff.

A "Senior Management Development Scheme" is also in place to prepare talented managers to assume director level responsibilities . In addition, regular on-job training programs are also designed to constantly improve the skills and levels of knowledge of staff.

Use of Proceeds of New Issue

The shares of the Company have been listed on the Main Board of the Stock Exchange since 10 May 2002. Information related to the Group's future plans was included in the prospectus of the Company dated 30 April 2002.

Up to 29 July 2002, the net proceeds of share offer to which the Company was entitled, after deduction of related expenses, of approximately HK$226.5 million had not been utilized and had been placed into fixed bank deposit. Such moneys will be used in accordance with the plans of the Group as set out in the prospectus.

Prospects

FY2003 is a year of opportunity for the Company. We entered the new financial year with our successful listing on the Main Board of the Stock Exchange on 10 May 2002 — an extension of our bold mission *delivering the difference*.

Pushing forward, we have identified the following growth strategies:

— diversify market exposure with a focus on further penetrating the European and Asian markets in order to capitalize on faster growing economies

— increase contribution from hardgoods where orders are relatively inelastic to economic conditions and enjoy higher margins

— allocate more resources to the newly-established value-added services to broaden revenue stream

— review and restructure sourcing network whilst increasing network coverage in the PRC which is expected to become the most important production base

The PRC's entry to WTO is expected to have a two-fold impact on the supply chain management industry. Firstly, gradual removal of quota systems will reinforce the PRC's position as a preferred manufacturing base. Secondly, rising domestic demand will stimulate imports to the PRC, driving demand for efficient supply chain services along with it. The Group will seek to capitalize on these opportunities by vigorously promoting our one-stop supply chain services to target customers in the PRC.

On the operations front, the management is committed to improving the sourcing network. The opening of our Shenzhen office in May 2002 set in motion a series of network expansion plans in the PRC, enabling us to stay in close proximity to factories of vendors. Meanwhile, expansion of the Tianjin and Shanghai offices is expected to continue.

Furthermore, the Group is seeking accelerated growth by considering beneficial mergers and acquisitions. Creation of additional synergies will be of top priority and the management remains cautiously optimistic with regard to progress in this respect.

Meanwhile, the trend toward increased outsourcing supply chain services will create a conducive background for the Group's expansion. The management is committed to building a powerful customer-driven model and is determined to deliver the best shareholders returns.

DIVIDENDS

Interim and special dividends declared and paid during the financial year amounted to US$10,800,000.

The Directors recommend the payment of a final dividend of 3.0 HK cents per share in respect of the year ended 30 April 2002 payable on or about 27 September 2002 to shareholders whose names appear on the register of members of the Company on 13 September 2002.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 9 September 2002 to 13 September 2002, both days inclusive. In order to qualify for the proposed final dividend, all completed transfer forms accompanied by the relevant share certificates must be lodged with the Hong Kong branch share registrar of the Company, Standard Registrars Limited of 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not later than 4.00 p.m. on 6 September 2002.

PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the Company's shares during the year ended 30 April 2002.

AUDIT COMMITTEE

The Company has established an audit committee with written terms of reference based upon the guidelines recommended by the Hong Kong Society of Accountants. The primary duties of the audit committee are to review the Company's annual report and accounts and half-year reports and to provide advice and comments thereon to the Directors. The audit committee is also responsible for reviewing and supervising the Company's financial reporting and internal control procedures. The audit committee comprises the two independent non-executive directors, namely Mr. WANG Arthur Minshiang and Mr. WONG Wai Ming.

CODE OF BEST PRACTICE

In the opinion of the Directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited since the listing date on 10 May 2002.

PUBLICATION OF THE ANNUAL RESULTS ON THE STOCK EXCHANGE'S WEBSITE

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited will be published on the Stock Exchange's website in due course.

By Order of the Board
WANG Lu Yen
Chairman

Hong Kong, 29 July 2002

Principal Place of Business in Hong Kong:
10th Floor, Tower II, South Seas Centre
75 Mody Road, Tsimshatsui
Kowloon, Hong Kong

* *For identification purpose only*

1/66

02 AUG -8 10:20

ROLY INTERNATIONAL HOLDINGS LTD

Full Year Financial Statement And Dividend Announcement

Full-year financial statement on consolidated results for the year ended 30 April 2002.
These figures have been audited.

		Group			Company		
		US$'000		%	US$'000		%
		Latest year	Previous year	Increase/ (Decrease)	Latest year	Previous year	Increase/ (Decrease)
1.(a)	Turnover	135,238	153,592	(11.9)	10,800	7,983	35.3
1.(b)	Cost of sales or classification as followed in the most recent audited annual financial statements	(71,756)	(85,353)	(15.9)	0	0	NA
1.(c)	Gross profit/loss	63,482	68,239	(7.0)	10,800	7,983	35.3
1.(d)	Investment income	383	337	13.6	0	0	NA
1.(e)	Other income including interest income	2,862	2,991	(4.3)	50	83	(39.8)
2.(a)	Operating profit before income tax, minority interests, extraordinary items, interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	11,664	14,374	(18.7)	7,372	4,998	47.5
2.(b)(i)	Interest on borrowings	(1,547)	(2,064)	(25.0)	0	(39)	(100.0)
2.(b)(ii)	Depreciation and amortisation	(2,667)	(2,829)	(5.7)	0	(4)	(100.0)
2.(b)(iii)	Foreign exchange gain/(loss)	932	198	370.7	(1)	(27)	(96.3)
2.(c)	Exceptional items (provide separate disclosure of items)	(1,536)	(6,162)	(75.1)	0	0	NA

		Group			Company		
		US$'000		%	US$'000		%
		Latest year	Previous year	Increase/ (Decrease)	Latest year	Previous year	Increase/ (Decrease)
2.(d)	Operating profit before income tax, minority interests and extraordinary items but after interest on borrowings, depreciation and amortisation, foreign exchange gain/(loss) and exceptional items	6,866	3,517	95.2	7,371	4,928	49.6
2.(e)	Income derived from associated companies (With separate disclosure of any items included therein which are exceptional because of size & incidence)	0	0	NA	0	0	NA
2.(f)	Operating profit before income tax	6,866	3,517	95.2	7,371	4,928	49.6
2.(g)	Less income tax (Indicate basis of computation)	(2,111)	(1,557)	35.6	0	0	NA
2.(g)(i)	Operating profit after tax before deducting minority interests	4,755	1,960	142.6	7,371	4,928	49.6
2.(g)(ii)	Less minority interests	(11)	(948)	(98.8)	0	0	NA
2.(h)	Operating profit after tax attributable to members of the company	4,744	1,012	368.8	7,371	4,928	49.6
2.(i)(i)	Extraordinary items (provide separate disclosure of items)	0	0	NA	0	0	NA
2.(i)(ii)	Less minority interests	0	0	NA	0	0	NA
2.(i)(iii)	Extraordinary items attributable to members of the company	0	0	NA	0	0	NA

3/16

		Group			Company		
		US$'000		%	US$'000		%
		Latest year	Previous year	Increase/ (Decrease)	Latest year	Previous year	Increase/ (Decrease)
2.(i)(iv)	Transfer to/from Exchange Reserve	0	0	NA	0	0	NA
2.(i)(v)	Transfer to Capital Reserve	(147)	(146)	0.7	0	0	NA
02.(i)(vi)	Transfer to Reserve Fund	0	0	NA	0	0	NA
2.(j)	Operating profit after tax and extraordinary items attributable to members of the company	4,597	866	430.8	7,371	4,928	49.6

Notes:

Exceptional items 2.(c) above included:
(i) Provision for amounts owing by an associated company amounting to US$1,536,000 (2001: US$1,000,000), with a 53.6% increase; and
(ii) Provision for amounts owing by an affiliate amounting to US$nil (2001: US$5,162,000), with a 100% decrease.

The Company is an exempted company incorporated in Bermuda and is not liable for taxation in Bermuda.

The subsidiary companies are subject to different rates of taxation in various countries in which they operate. Losses incurred by certain subsidiary companies cannot be offset against profits from other subsidiary companies for the purpose of establishing liability to taxation.

NA: not applicable
NM: not meaningful

		Group Figures	
		Latest period	Previous corresponding period
3.(a)	Operating profit [2(g)(i) above] as a percentage of turnover [1(a) above]	3.52%	1.28%
3.(b)	Operating profit [2(h) above] as a percentage of issued capital and reserves at end of the period	14.48%	3.49%
3.(c)	Earnings per ordinary share for the period based on 2(h) above after deducting any provision for preference dividends:- (i) Based on weighted average number of ordinary shares in issue (p)	1.2 US cents	0.3 US cent
	(ii) On a fully diluted basis	NA	NA
	(To disclose the basis used in arriving at the weighted average number of shares for the purposes of (c)(i) above and to provide details of any adjustments made for the purpose of (c)(ii) above) (q)		
3.(d)	Net tangible asset backing per ordinary share based on existing issued share capital as at the end of the period reported on (r)	6.6 US cents	6.4 US cents

3.(e) <u>To provide an analysis of expenses based on their function within the group for the current and previous corresponding period</u>

	Group		
	US$'000		%
	Latest Year	Previous Year	Change
Distribution and selling expenses	(15,577)	(13,111)	18.8
Administrative expenses	(41,201)	(46,549)	(11.5)
Financial income/(expense), net	(58)	(1,366)	(95.8)

Notes:

(p) Earnings per share is calculated based on the weighted average number of 393,895,913 (2001: 392,446,856) ordinary shares in issue during the financial year.

(q) Diluted earnings per share was not presented for years ended 30 April 2002 and 2001 as it was anti-dilutive.

(r) Net tangible asset backing per share is calculated based on 394,396,264 (2001: 393,874,264) ordinary shares in issue at the end of the financial year.

Item 4 is not applicable to interim results

		Group			Company		
		US$'000		%	US$'000		%
		Latest year	Previous year	Increase/ (Decrease)	Latest year	Previous year	Increase/ (Decrease)
4.(a)	Sales reported for first half year	73,683	85,929	(14.3)	3,800	4,155	(8.5)
4.(b)	Operating profit [2(g)(i) above] reported for first half year	2,267	5,075	(55.3)	2,019	2,763	(26.9)
4.(c)	Sales reported for second half year	61,555	67,663	(9.0)	7,000	3,828	82.9
4.(d)	Operating profit/(loss) [2(g)(i) above] reported for second half year	2,488	(3,115)	NM	5,352	2,165	147.2

5.(a) Amount of any adjustment for under or overprovision of tax in respect of prior years

The Group has an adjustment of approximately US$3,000 for overprovision of tax in respect of the year ended 30 April 2001.

5.(b) Amount of any pre-acquisition profits

Nil

5.(c) Amount of profits on any sale of investments and/or properties

Item 5c Table

Sale of investments/properties	$Profit/(Loss)
Net loss on sales of investments (the Group)	($78,496.00)

5.(d) Any other comments relating to Paragraph 5

The figure quoted in 5.(c) is in US$.

6. <u>Segmental Results</u>

(a) Business Segments

The Group is organised on a worldwide basis and divided into 3 main operating divisions, namely:

- Home decor and craft-related products
- Licensed products
- Buying agents

Inter-segment pricing is on an arm's length basis

2002	Home decor and craft-related products	Licensed products	Buying agents	Others	Elimination	Total
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
External sales	68,925	36,698	29,583	32	-	135,238
Inter-segment sales	31	2,370	10,864	-	(13,265)	-
	68,956	39,068	40,447	32	(13,265)	135,238
Results	2,065	781	8,082	(1,674)	-	9,254
Financial (expense)/income, net	372	(79)	237	(78)	-	452
	2,437	702	8,319	(1,752)	-	9,706
Unallocated expenses						(2,713)
						6,993
Investment income						383
Unallocated financial expense						(510)
Taxation						(2,111)
Minority interests						(11)
Profit attributable to shareholders						4,744
Assets	29,417	30,342	16,205	5,705		81,669
Unallocated assets						338
Total assets						82,007
Liabilities	29,287	10,259	3,571	4,923		48,040
Unallocated liabilities						394
Total liabilities						48,434
Capital expenditure	181	1,563	1,036	-		2,780
Depreciation and amortisation	747	1,017	833	70		2,667
Other non-cash expenses	1,550	156	761	1,576		4,043

2001	Home decor and craft-related products	Licensed products	Buying agents	Others	Elimination	Total
	USD'000	USD'000	USD'000	USD'000	USD'000	USD'000
External sales	82,219	38,263	32,456	654	-	153,592
Inter-segment sales	15	1,037	8,003	-	(9,055)	-
	82,234	39,300	40,459	654	(9,055)	153,592
Results	(1,578)	1,348	12,593	(4,457)	-	7,906
Financial (expense)/income, net	(1,507)	31	107	(241)	-	(1,610)
	(3,085)	1,379	12,700	(4,698)	-	6,296
Unallocated expenses						(3,073)
						3,223
Investment income						337
Provision for decline in value of short-term investments						(123)
Unallocated financial income						244
Loss on disposal of a subsidiary company						(164)
Taxation						(1,557)
Minority interests						(948)
Profit attributable to shareholders						1,012
Assets	22,759	25,331	14,759	4,542		67,391
Unallocated assets						1,711
Total assets						69,102
Liabilities	20,686	10,027	3,443	2,033		36,189
Unallocated liabilities						2,803
Total liabilities						38,992
Capital expenditure	247	3,247	616	8		4,118
Depreciation and amortisation	747	1,283	644	510		3,184
Other non-cash expenses/(income)	5,828	(157)	1,069	1,502		8,242

(b) Geographical Segments

	Turnover		Profit/(Loss) before interest & tax		Total assets		Capital expenditure	
	2002	2001	2002	2001	2002	2001	2002	2001
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
North America	86,538	109,683	(3,389)	(1,899)	1,847	4,846	-	109
Mainland China	26,292	25,407	213	2,670	26,735	22,691	1,416	3,144
Hong Kong	12,218	10,465	(1,511)	1,870	23,449	18,317	716	211
Other Asia	7,431	3,453	12,543	2,440	29,976	23,248	123	654
Others	2,759	4,584	-	-	-	-	525	-
	135,238	153,592	7,856	5,081	82,007	69,102	2,780	4,118

7 (a) <u>Review of the performance of the company and its principal subsidiaries</u>

Financial Highlights
(For the year ended 30 April 2002)

	Turnover	EBITDA	Net profit	EPS	NTA per share
Item Nos.	1 (a)	2 (a)	2 (h)	3 (C)(i)	3 (e)
US$/Cents	US$135.2 million	US$11.7 million	US$4.7 million	1.2 US cents	6.6 US cents
S$/Cents	S$244.5 million	S$21.2 million	S$8.5 million	2.2 Singapore cents	11.9 Singapore cents

Exchange rate:
US$1 equivalent to S$1.8083 (closing rate of 30 April 2002)

8/16

For the year ended 30 April 2002 ("FY2002"), the Group achieved a turnover of approximately US$135.2 million (S$244.5 million) as compared to US$153.6 (S$278.3 million) in the previous year. The decrease in turnover for the year under review was mainly attributable to the continued softening of consumer demand in the U.S. during the first half of the year, which was then crystallized by the tragic event of 11 September.

The Group achieved an after tax profit attributable to shareholders of approximately US$4.7 million (S$8.5 million) for FY2002, an increase of 370.0% over last year's US$1.0 million (S$1.8 million). This year's net earnings were impacted by an after tax loss incurred by Sun Hill Industries, Inc. ("Sun Hill"), the Group's seasonal products designing and marketing operation in the U.S. and the full provision made during the first half of FY2002 against the Group's investment in the online home furnishing operation in the U.S.

Major Business Operations

a. Buying Agency Business

The Group's buying agency business, Linmark Group Limited and its subsidiaries ("Linmark Group"), for the year under review shared the brunt of global deflationary pressure and a U.S. led economic slow down, with total shipment volume improved marginally to approximately US$489.4 million as compared to US$480.1 million of last year. While the revenue from production management and quality assurance services business mainly carried out in South Africa and the Indian sub-continent has increased, the revenue of full commission on buying services booked has decreased. This resulted in a net decrease in turnover by 8.8% to approximately US$29.6 million for FY2002, representing 21.9% of the Group's total turnover. Customers' confidence gradually returned during the last two months of FY2002, and we have also entered into an exclusive buying agency agreement with a new customer, Warnaco Inc. ("Warnaco") (as disclosed in announcements made by the Company on 9 January 2002 and 4 February 2002). However, Warnaco has been paying the less than usual commission fee on the orders in progress handed over to the Group in February 2002 during the transitional period. Profit before tax generated from this business dropped to approximately US$8.3 million for the year under review, partly as a result of the start-up costs following major business expansion. Internally, the top management has been further strengthened with the recruitment of the Chief Executive Officer and two key managers in readiness for expansion in social compliance services and private label development business.

Going ahead, Linmark Group will expand further into Europe and Asia, and in particular the Mainland China, by acquisition and forming alliances with strategic partners in the region. The launching of the LOGON system, a web-based Critical Path Management (CPM) system, will enhance operational efficiencies while minimizing costs. As Warnaco is already meeting the aggressive shipment plan, it is expected to contribute substantially to the Group's net earnings for the year ending 30 April 2003.

b. Home Decor Business

The turnover of the home-decor business decreased by approximately 16.2% to US$68.9 million and accounted for 51.0% of the Group's total turnover. The drop was mainly due to down-sizing of Sun Hill, the Group's U.S. based business operations and the loss of two U.S. customers who went out of business during the year under review and one other customer who changed its buying policy. The business repositioning instituted during the year has began to pay off, as reflected by the turnaround to a profit before tax of approximately US$2.4 million. However, this earnings level is still lower than our expectation because of a loss before tax of approximately US$3.2 million incurred by Sun Hill. During the year under review, Sun Hill was revamped to undertake only direct imports transaction and has since re-positioned to become a designing and marketing arm catering to the U.S. seasonal hardgoods market. Although the slow down in customers' orders from the U.S. has reduced the turnover of Vigor International (H.K.) Limited and Vigor International, Inc., the Group's home-decor exporting business in Asia, by 15.3% to US$59.9 million, these operations remain profitable and has contributed significantly to the turnaround in this business area.

Further to a substantial reduction in operating overheads of approximately 60% by direct shipments to customers, hence eliminating all warehousing and inventory holding costs in the second half of FY2003, the management is working to make Sun Hill a strategic fit to our home decor business. Moreover, the Group collected the residual receivable of US$0.5 million in June 2002 from its U.S. customer, Wang's International, Inc., thereby eliminating the threat of further provision for this troubled account of the Group. Strategic relocation of operations to locations with low operating costs will further trim our overheads, helping us to stay competitive in the industry. Barring any unforeseen circumstances, this segment of the business is expected to contribute positively to the Group's earnings.

c. **Greater China's Distribution Business**

9/16

While resources were allocated in China for the marketing of international branded consumer products, we faced the challenge of having to balance credit risk and business expansion. Sales growth of Midway Enterprises (Guang Zhou) Ltd. ("Midway") has been curtailed due to the Group's cash-only policy to wholesale customers. Similarly, sales in Hong Kong remained stagnant as confidence on expenditures remained low. In addition, there was no sales contribution for FY2002 from Taiwan after the closure of all retail outlets. Affected by all the above factors, turnover dropped marginally by approximately 4.1% to US$36.7 million, contributing 27.1% to turnover as a whole.

During the year under review, the Group has invested in acquiring the distribution rights of new brands and in upgrading its existing distribution network. However, this initiative to enhance future sales growth has called for the injection of new capital expenditure. A profit before tax of approximately US$0.7 million was recorded for this arm of business as compared to approximately US$1.4 million in FY2001.

Plans have been drawn to outsource certain functions such as logistics and sourcing to allow the Group to focus on marketing and brand management for greater profitability. Further management and financial resources will be directed to develop brands with profitable potential.

PROVISION ON INVESTMENT

As reported earlier, the Group took a one-time full provision of US$1.5 million in the first half of FY2002, against the investment in QVDS, Inc. ("QVDS"), an online home furnishing company in the U.S. that iHomedecor.com, Inc. ("IHD") has merged into. Upon distribution of common shares in QVDS, IHD shall hold approximately 17.1% equity interest in QVDS. IHD remains a 34.7% associated company of the Group in the U.S. and shall remain dormant.

CORPORATE EVENTS

In May 2001, the Group successfully raised US$19 million in transferable loans and the proceeds were used to finance working capital requirement and to repay bank borrowings. Due to the drop of average borrowing rate, interest expense reduced by 25.0% to approximately US$1.5 million for FY2002. The Group repaid US$2.5 million and US$12 million in transferable loans in April 2002 and May 2002 respectively as the Group rearranged its financial obligations.

During the year under review, the Group acquired the remaining 15% and 20% equity interest in Midway and Sun Hill respectively. These acquisitions not only affirmed the autonomy of operations, but will also allow the Group to carry out restructuring plans for future growth and profit.

IT-RELATED ACTIVITIES

In June 2002, the Group completed the initial implementation of a web-based LOGON system to connect Linmark Group's major sourcing offices, its customers and its vendors online for managing order tracking and monitoring for customers, vendors and the Group. This system serves to promote operational efficiency and to enhance customer "stickiness". In July 2002, the Group signed an agreement with e-commerce Logistics Limited to establish a joint venture company, e-Logistics (China) Limited ("JV Company"), to provide third-party logistics services to foreign and local corporations and manufacturers in China. For efficiency and cost savings, Midway will outsource its logistics management functions to the JV Company's subsidiary in China.

7.(b) Where a forecast, or a prospect statement, has been previously disclosed to shareholders, the issuer must explain any variance between the forecast or prospect statement and the actual results.

To the best knowledge of the directors, there has been no significant variance between the prospect statements made in the interim results announcement dated 4 January 2002 and the actual final results for the year ended 30 April 2002 of the Group.

7.(c) A statement by the Directors of the Company whether any item or event of a material or unusual nature, which would have affected materially the results of operations of the Group and Company, has occurred between the date to which the report refers and the date on which the report is issued. If none, to give a negative statement.

Following the placing and public offer of the shares of Linmark Group Limited ("Linmark Shares") on 10 May 2002 and the exercise of the over-allotment option by DBS Asia Capital Limited to subscribe for additional Linmark Shares on 27 May 2002, the Group has successfully spun-off its 27.7% of its then wholly-owned buying agency arm, Linmark Group, on the Main Board of The Stock Exchange of Hong Kong Limited. Net proceeds from the listing exercise amounted to approximately US$35.9 million, and the Group is expected to book a capital gain of approximately US$24.3 million as exceptional gain in FY2003.

Other than disclosed above, the directors are not aware that any item, transaction or event of a material or unusual nature which would have affected materially the results of operations of the Group and Company has occurred between 30 April 2002 and the date of this announcement.

8. A commentary at the date of this announcement of the competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period

Our major task for FY2003 is to improve profitability by leveraging our foundations and strengthening the synergies among our businesses. These strategies will go hand in hand with our initiatives in technology application, which will be instrumental to enhancing efficiencies of our supply chain management business.

Global outlook is expected to get better, with much depending on the conditions of the U.S. market. Upon PRC's entry to WTO, our strong position in the Greater China region is expected to yield fresh opportunities.

As the demand for global sourcing grows, the Group is committed to supporting and complementing the continual growth of Linmark Group. Meanwhile, we are committed to streamlining and redefining the operations of our home decor business.

PRC's entry to WTO sets a positive tone for high growth in the country's domestic retail market. At the same time, brand awareness will be enhanced. Leveraging on extensive business network in the Greater China region, the Group will seek to solicit more major brands to enhance both the portfolio and profitability of our distribution operations in the PRC.

9. Dividend

(a) Present Period

Name of Dividend	Final	Special
Dividend Type	Cash	Cash
Dividend Rate	0.63 Singapore cent per share, equivalent to 0.35 US cent per share. tax exempt	0.61 Singapore cent per share, equivalent to 0.34 US cent per share. tax exempt
Par value of shares	US$0.10 each	US$0.10 each
Tax Rate		

(b) Any dividend declared for the previous corresponding period? None

(c) Total Annual Dividend (if applicable)

	Latest Year (US$'000)	Previous Year (US$'000)
Ordinary	(2,750)	0
Preference	0	0
Total:	(2,750)	0

(d) Date payable

Subject to shareholders' approval at the forthcoming Annual General Meeting, the proposed final dividend and special dividend will be paid on or about 11 October 2002.

(e) Books closure date

Registrable transfers received by the Company up to 5.00 p.m. on 27 September 2002 will be registered before entitlements to the dividends are determined.

(f) Any other comments relating to Paragraph 9

In respect of 9.(a) above, the total proposed dividends in respect of the year ended 30 April 2002 are 1.24 Singapore cents (equivalent to 0.69 US cent) per share which represents a dividend rate of 6.9%.

10.(a) Balance sheet

	As at 30/4/2002 US$'000		As at 30/4/2001 US$'000	
	Company	Group	Company	Group
Fixed Assets	-	14,272	-	14,067
Investment properties	-	3,911	-	3,911
Investment in subsidiaries	43,057	-	43,996	-
Intangible items	-	6,581	-	3,764
Investment in associated company	-	-	-	-
Amounts owing by affiliates	-	408	-	500
Other non-current assets	-	912	-	814
Current assets	56,776	55,923	49,097	46,046
Current liabilities	(25,147)	(40,583)	(25,848)	(33,860)
Non-current liabilities	-	(7,851)	-	(5,132)
	74,686	33,573	67,245	30,110
Represented by:				
Share capital	39,439	39,439	39,387	39,387
Reserves	35,247	(6,666)	27,858	(10,353)
Share capital and reserves	74,686	32,773	67,245	29,034
Minority interest	-	800	-	1,076
	74,686	33,573	67,245	30,110

10.(b) Cash flow statement

14/16

Cash Flows from Operating Activities	The Group 2002 US$'000	2001 US$'000
Profit before taxation	6,866	3,517
Adjustments for:		
Depreciation and amortisation	2,667	3,184
Exchange (gain)/loss on financing activities and cash and cash equivalents	(1,029)	24
Loss on disposal of a subsidiary company	-	164
Loss on sale of investments and fixed assets, net	105	62
Fixed assets and long-term investment written off	25	5
Goodwill written off	143	-
Interest expense	1,547	2,042
Interest and dividend income	(600)	(555)
(Provision written back)/Other provisions	(958)	587
Provision for amounts owing by an affiliate	-	5,162
Provision for amounts owing by an associated company	1,536	1,000
Provision for employees' retirement benefits	269	241
Operating gain before working capital changes	10,571	15,433
Decrease/(Increase) in:		
Stocks	214	(963)
Trade debtors	3,445	(3,265)
Other debtors, deposits and prepayments	(1,722)	734
Balances with associated companies	-	(379)
Balances with affiliates	(71)	(1,958)
(Decrease)/Increase in:		
Trade creditors	(3,466)	3,383
Other creditors and accruals	111	(2,038)
Cash generated from operations	9,082	10,947
Finance facility arrangement fee	(121)	(4)
Interest paid	(1,540)	(2,063)
Interest received	547	495
Income tax paid	(2,613)	(862)
Payment of employees' retirement benefits	(76)	(391)
Net cash inflow from operating ativities	5,279	8,122

	The Group	
	2002	2001
Cash Flows from Investing Activities	US$'000	US$'000
Dividends received	43	55
Purchase of fixed assets	(2,730)	(1,900)
Acquisition of investments	(479)	(426)
Acquisition of additional interests in subsidiary companies	(540)	-
Disposal of a subsidiary company, net of cash disposed of	-	59
(Increase)/Decrease in pledged fixed bank deposits	(10,742)	787
Proceeds from sale of fixed assets	20	102
Proceeds from sale of investments	108	146
Acquisition of patent	-	(260)
Payment of renewing buying agency agreement	(3,014)	-
Net cash outflow from investing activities	(17,334)	(1,437)
Cash Flows from Financing Activities		
Proceeds from exercise of share options	70	222
Repayments of bank loans	(6,222)	(6,527)
Drawdown of bank loans	20,683	503
Repayments of other loans	(344)	(13)
Net cash inflow/(outflow) from financing activities	14,187	(5,815)
Net Increase in Cash and Cash Equivalents	2,132	870
Cash and Cash Equivalents at Beginning of Year	7,755	7,120
Effect of Exchange Rate Changes on Balances Held in Foreign Currencies	(99)	(235)
	9,788	7,755
Cash and Cash Equivalents at End of Year		
Cash and Cash Equivalents comprise:		
Cash at banks and in hand	9,862	8,549
Fixed bank deposits, net of an amount of US$12,925,000 (2001: US$2,183,000) pledged as collateral for overdrafts and short-term loans of subsidiary companies	-	45
Bank overdrafts	(74)	(839)
	9,788	7,755

13/16

10.(c) Statement of changes in equity

	Share capital	Share premium	Capital reserve	Translation reserve	Capital redemption reserve	Accumulated losses	Proposed dividends	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US'000	US$'000
The Group								
Balance as at 30 April 2000	26,036	3,839	1,508	(2,081)	8,047	(9,437)	-	27,912
Bonus shares	13,129	-	-	-	-	(13,129)	-	-
Shares issued under the share option schemes	222	-	-	-	-	-	-	222
Transfer from accumulated losses to capital reserve	-	-	147	-	-	(147)	-	-
Translation difference arising on consolidation	-	-	-	(112)	-	-	-	(112)
Profit attributable to shareholders	-	-	-	-	-	1,012	-	1,012
Balance as at 30 April 2001	39,387	3,839	1,655	(2,193)	8,047	(21,701)	-	29,034
Shares issued under the share option schemes	52	18	-	-	-	-	-	70
Transfer from accumulated losses to capital reserve	-	-	147	-	-	(147)	-	-
Translation difference arising on consolidation	-	-	-	(1,075)	-	-	-	(1,075)
Profit attributable to shareholders	-	-	-	-	-	4,744	-	4,744
Proposed dividends in respect of the year ended 30 April 2002	-	-	-	-	-	(2,750)	2,750	-
Balance as at 30 April 2002	39,439	3,857	1,802	(3,268)	8,047	(19,854)	2,750	32,773

	Share capital	Share premium	Contributed surplus	Capital redemption reserve	Unappropriated profits	Proposed dividends	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
The Company							
Balance as at 30 April 2000	26,036	3,839	17,205	8,047	6,968	-	62,095
Bonus shares	13,129	-	(13,129)	-	-	-	-
Shares issued under the share option schemes	222	-	-	-	-	-	222
Profit attributable to shareholders	-	-	-	-	4,928	-	4,928
Balance as at 30 April 2001	39,387	3,839	4,076	8,047	11,896	-	67,245
Shares issued under the share option schemes	52	18	-	-	-	-	70
Profit attributable to shareholders	-	-	-	-	7,371	-	7,371
Proposed dividends in respect of the year ended 30 April 2002	-	-	-	-	(2,750)	2,750	-
Balance as at 30 April 2002	39,439	3,857	4,076	8,047	16,517	2,750	74,686

10.(d) Explanatory notes that are material to an understanding of the information provided in 10 (a), (b) and (c) above

Nil

11. Details of any changes in the company's issued share capital

Option shares

During the year under review, 522,000 new shares of US$0.10 each were issued pursuant to the Roly Executives' Share Option Scheme and the Roly (1999) Share Option Scheme (collectively known as the "Schemes") at the subscriptions prices of US$0.10 to US$0.15 per share.

The following options to subscribe for shares were granted under the Schemes and remained outstanding as at 30 April 2002:

	Number of share options						
Date of grant	Balance at 1 May 2001	Granted	Exercised	Cancelled	Balance at 30 April 2002	Exercise price per share (after bonus issue adjustment)	Exercise period
26 February 1998	4,174,500	-	-	(642,000)	3,532,500	US$0.177	26 February 1999 to 25 February 2003
12 March 1999	1,470,000	-	(180,000)	(570,000)	720,000	US$0.100	12 March 2000 to 11 March 2004
10 February 2000	8,550,000	-	(342,000)	(315,000)	7,893,000	US$0.150	10 February 2001 to 9 February 2005
1 November 2000	250,000	-	-	(250,000)	-	US$0.100	1 November 2001 to 31 October 2005
21 August 2001	-	15,550,000	-	(2,550,000)	13,000,000	US$0.100	21 August 2002 to 20 August 2009
7 March 2002	-	9,600,000	-	-	9,600,000	US$0.130	7 March 2004 to 6 March 2010
	14,444,500	25,150,000	(522,000)	(4,327,000)	34,745,500		

Other than disclosed above, there was no change in the Company's issued share capital during the year under review.

As at 30 April 2002, the issued share capital of the Company was US$39,439,626.40 divided into 394,396,264 shares of US$0.10 each.

12. The group's borrowings and debt securities as at the end of the financial period reported on, and comparative figures as at the end of the most recently announced financial statements

(a) Amount repayable in one year or less, or on demand

As at 30/04/2002		As at 31/10/2001	
Secured	Unsecured	Secured	Unsecured
21,622	1,014	21,746	1,608

(b) Amount repayable after one year

As at 30/04/2002		As at 31/10/2001	
Secured	Unsecured	Secured	Unsecured
4,965	0	7,508	0

(c) Any other comments relating to Paragraph 12

The figures quoted in 12.(a) and 12.(b) are in US$'000.

16/16

13. A statement that the same accounting polices and methods of computation are followed in the financial statements as compared with the most recent audited annual financial statements. Where there have been any changes or departure from the accounting policies and methods of computation, including those required by an accounting standard, this should be disclosed together with the reasons for the change and the effect of the change

The financial statements have been prepared in compliance with Singapore Statements of Accounting Standard ("SAS"). New or revised SAS adopted in the current year included:

1. SAS 8 (Revised 2000) – Net Profit or Loss for the Period, Fundamental Errors and Changes in Accounting Policies;
2. SAS 10 (Revised 2000) – Events Occurring after the Balance Sheet Date;
3. SAS 12 (Revised 2001) – Income Taxes;
4. SAS 17 (Revised 2000) – Employee Benefits;
5. SAS 22 (Revised 2000) – Business Combinations
6. SAS 31 – Provisions, Contingent Liabilities and Contingent Assets;
7. SAS 32 – Financial Instruments: Disclosure and Presentation;
8. SAS 34 – Intangible Assets; and
9. SAS 36 – Impairment of Assets.

There are no major adjustments to the financial statements arising from the adoption of these new accounting standards except for the effect of adopting SAS 31 whereby proposed dividends are not accrued for as liabilities but as an allocation of shareholders' equity.

14. Reproduction of auditors' report issued by PricewaterhouseCoopers, Hong Kong dated 30 July 2002 from the audited financial statements of Roly International Holdings Ltd. as at and for the year ended 30 April 2002.

"Auditors' Report
To The Members Of Roly International Holdings Ltd.
(Incorporated In Bermuda With Limited Liability)

We have audited the accompanying balance sheets of Roly International Holdings Ltd. (the "Company") and of the Company and its subsidiaries (collectively referred to herein as the "Group") as at 30 April 2002, the related statements of profit and loss and changes in equity of the Company and the Group and the cash flows of the Group for the year then ended. These financial statements set out on pages 37 to 88 are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the financial position of the Company and the Group as at 30 April 2002 and of the results of the operations and changes in equity of the Company and the Group and the cash flows of the Group for the year then ended in accordance with the Statements of Accounting Standard in Singapore.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 30 July 2002"

BY ORDER OF THE BOARD

KHOO Kim Cheng
Director and Chief Financial Officer
30/07/2002

ROLY INTERNATIONAL HOLDINGS LTD

New Release - SGX-Listed Roly International Reports 368.8% Jump In Net Profit To US$4.7 Million, Declares Special Dividend

SINGAPORE, July 30, 2002 – Singapore Exchange (SGX)-listed global supply chain management group, **Roly International Holdings Ltd.,** said today its operating profit after tax attributable to shareholders jumped 368.8% to US$4.7 million for the financial year ended 30 April 2002 (FY2002) from US$1.0 a year earlier, despite a fall in turnover due to the US-led economic slowdown.

The Group declared a total dividend of 1.24 Singapore cents per ordinary share of 10 US cents comprising a final dividend of 0.63 Singapore cent (equivalent to 0.35 US cent) and a special dividend of 0.61 Singapore cent (equivalent to 0.34 US cent). No dividends were paid for the previous corresponding period.

Overall turnover for the Group fell 11.9% to US$135.2 million in FY 2002 from approximately US$153.6 million due to softening of consumer demand in the United States during the first half of the year, which was then crystallised by the tragic event of 11 September.

Earnings per share rose to 1.2 US cents in FY 2002 from 0.3 US cent in FY 2001 while net tangible asset backing per share rose to 6.6 US cents from 6.4 US cents over the comparative periods.

In FY 2001, Roly's net profits were sharply hit by exceptional provisions totalling US$6.2 million. For FY 2002, a provision amounted to US$1.5 million – which the Group had earlier announced in the first half of FY 2002 for its one-time full provision of US$1.5 million against the investment in QVDS, an online home furnishing company in the United States that its 34.7%-owned iHomedecor.com Inc. had merged into.

Commenting on the results, Mr Wang Lu-Yen, Chairman of the Roly Group, said: "We have embarked on a repositioning of all our three core businesses – home decor, buying agency under the Linmark Group and Greater China distribution – in FY 2002. We have strengthened our foundations and synergies to be a global supply chain manager, backed by our strong IT infrastructure."

"One of the key pillars of this global strategy is China – where we have an established network both on the manufacturing and distribution sides. With China's entry into the World Trade Organisation (WTO), the entire Roly Group is poised to benefit immensely," Mr Wang said.

A major beneficiary of China's entry into the WTO is Roly subsidiary, the Linmark Group, a buying agency which was listed on The Main Board of The Stock Exchange of Hong Kong Limited on May 10, 2002. Linmark on Monday reported a net profit of US$8.3 million for the financial year ended 30 April 2002, exceeding by approximately 4.0% the US$8.0 million forecast for the net profit it had made just prior to its listing.

Commenting on Linmark's results, Mr Wang said: "Linmark's performance is very much in line with our expectations. With the continuing growth of the buying agency business following China's accession into WTO, we expect Linmark to continue to show a steady growth trend, barring any unforeseen circumstances on the scale of September 11."

"Through the successful listing of Linmark we have unlocked the shareholder value for Roly Group, and helped strengthen the foundation to implement our strategy which will combine the vast customer base and network of Linmark with the virtual manufacturing expertise of our home decor business (Vigor) and the domestic distribution network in China (Midway)," Mr Wang said.

Roly also disclosed that it expected to book a capital gain of approximately US$24.3 million in FY 2003 from the successful spin-off of a 27.7%-stake in Linmark.

~ Ends ~

About Roly International

Listed on the Main Board of the Singapore Exchange Securities Trading Limited, the Roly Group provides a total range of value-added supply chain management services, including design, procurement, marketing and distribution of garments and accessories, and buying agency services through the Linmark Group. In addition, the Group distributes home decor and craft-related products as well as licensed products, such as children's apparel, footwear, fashion accessories, electronic tools and toys.

About Linmark Group

The Linmark Group, listed on the Main Board of The Stock Exchange of Hong Kong Limited, is principally engaged in the sourcing business and the business of providing supply chain management solutions to retail chain operators, established brands and wholesalers in various countries. It specialises in sourcing a wide range of softgoods and hardgoods for its customers.

Issued on behalf of Roly International Holdings Ltd. by:

WeR1 Consultants Pte Ltd
29 Scotts Road
Singapore 228224
Tel: 65-6737-4844 Fax: 65-6737-4944
Contact: Ms Janet Lee (janet.lee@wer1.net)

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	30/07/2002
Date of change of interest:	29/07/2002
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	527,000
% of issued share capital:	0.13
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.3144
No. of shares held before the transaction:	29,017,000
% of issued share capital:	7.32
No. of shares held after the transaction:	29,544,000
% of issued share capital:	7.46

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	29,017,000
% of issued share capital:	0	7.32
No. of shares held after the transaction:	0	29,544,000
% of issued share capital:	0	7.46
Total shares:	0	29,544,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 30/07/2002 to the SGX